Exhibit 3

Minefinders Corporation Ltd.

Management’s Discussion and Analysis

December 31, 2008

This discussion and analysis is for the year ended December 31, 2008, with comparisons to 2007. Unless otherwise noted, all information is current to March 10, 2009, and all currency amounts are in United States dollars. The discussion and analysis is intended to complement and supplement the consolidated financial statements of Minefinders Corporation Ltd. (the “Company”) for the year ended December 31, 2008 (the “Financial Statements”) and should be read together with the Financial Statements.

Additional information, including the Company’s Annual Information Form for the year ended December 31, 2008, is available on SEDAR at www.sedar.com.

Company Overview

The Company is engaged in precious metals exploration and mining and commenced first gold and silver production at its wholly-owned Dolores Mine in Mexico in November 2008. The Dolores Mine has a well defined mineral deposit containing proven and probable reserves of 2.44 million ounces of gold and 126.6 million ounces of silver, with exploration upside and an open pit mine life of over 15.5 years. There is potential to expand production through the addition of a mill to enhance recoveries from high-grade ore in the open pit and from underground ore below, and peripheral to, the planned pit.

The Company also has exploration properties in Mexico and the United States including the highly prospective Planchas de Plata and Real Viejo silver properties and the resource-bearing La Bolsa gold deposit, all in Mexico. Further drilling at La Bolsa is required to better understand the size and nature of the resource and the Company is evaluating the economics of developing the deposit as a stand-alone operation or in conjunction with other prospects in the same district.

The Company is in the pre-commercial production phase at the Dolores Mine and may continue to incur negative cash flows from operations until commercial production. The Company currently meets its cash requirements from working capital and funds available through traditional revolving credit facilities and believes it has sufficient liquidity to attain commercial production and positive operating cash flows at the Dolores Mine. As at December 31, 2008, the Company had $26.018 million in cash and cash equivalents and net working capital of $24.831 million.

Minefinders’ shares are traded on the Toronto Stock Exchange (symbol MFL) and on the NYSE Alternext US LLC (symbol MFN).

Management’s Discussion & Analysis

The Dolores Mine

The Dolores Mine commenced pre-commercial production of gold and silver in November 2008.

Operating highlights through the fourth quarter of 2008 to March 10, 2009 include:

•

Pre-commercial production of gold and silver doré commenced in November 2008 with approximately 10,333 ounces of gold and 206,310 ounces of silver poured at Dolores to date;

•

Shipments of gold and silver doré from the Dolores Mine began in December 2008 with fiscal 2008 sales totalling 2,440 ounces of gold and 42,800 ounces of silver;

•

Leaching of the first ore lift commenced in October 2008 with over 1,500,000 tonnes of ore under leach at March 10, 2009;

•

At March 10, 2009 over 1,800,000 tonnes of ore have been stacked on the leach pad. Recent production levels through the three stage crushing circuit have frequently exceeded the planned rate of 18,000 tonnes per day with in excess of 21,000 tonnes per day processed;

•

With construction of the mine complete, substantially all construction contractors were demobilized from the Dolores Mine as of December 31, 2008;

•

The inauguration of the Dolores Mine was celebrated in the city of Chihuahua, Mexico and at the Dolores Mine on February 17 and 18, 2009. More than 150 guests, including political and community leaders, key supporters, shareholders and employees attended the inauguration events in Chihuahua and at the mine site.

Recent photos of operations at Dolores, including the inauguration event in February 2009, can be viewed at www.minefinders.com in the Dolores Gallery.

The grades of ore stacked on the leach pad and the solution grade to the pond continue to increase as mining of the mineral deposit progresses and tonnes under leach increase. The recovery rates of contained gold and silver are at or exceeding expectations and the three stage crushing rate has increased with recent production levels exceeding the planned throughput of 18,000 tonnes per day. Production of gold and silver is expected to continue to escalate as tonnes and duration of ore under leach increase. Commercial production at Dolores is expected to commence before the end of the second quarter of 2009.

As previously reported, during the second and third quarters of 2008, a group of protestors at the Dolores Mine intermittently blockaded the access road to the mine and threatened violence toward the Company’s employees and contractors. In response to the blockades and threats of violence, the Company was forced to periodically suspend mine operations due to the lack of access to the mine and concern for the safety of its employees and contractors.

During the third quarter of 2008, the Company and its employees and contractors received written guarantees from the state government of Chihuahua providing for ongoing safe access to the Dolores Mine. The government also guaranteed a police presence onsite to assure no further disruptions of the mine operations. Since that time, the state and federal governments have enforced the Company’s right to safe access to the mine and there have been minimal disruptions to operations.

MINEFINDERS CORPORATION LTD.	2

Management’s Discussion & Analysis

The Company has the support of the majority of the local community and is continuing discussions with the state and federal governments and with the individuals responsible for the protests to come to a definitive long-term resolution. The Company believes that the blockade risk and related delays may continue until the definitive resolution is in place.

Information on capital expenditures during the year is detailed below under the heading “Capital Expenditures”.

Mine Economics

The initial economics for the Dolores Mine were established in an independent feasibility study prepared by Kappes, Cassiday & Associates of Reno, Nevada (the “KCA report”). The KCA report is dated April 11, 2006 and is available on SEDAR.

On February 14, 2008, the Company reported updated reserves and economics for the Dolores Mine taking into account the increase in operating and capital cost estimates, higher gold and silver prices and an increase in proven and probable reserves from those incorporated in the KCA report. A National Instrument 43-101 (“NI 43-101”) technical report dated March 25, 2008 supporting the updated economics was prepared by Gustavson and Associates of Denver, Colorado (“Gustavson”) and filed on SEDAR.

Initial capital and pre-commercial production operating costs estimated in the updated economics totalled $192 million with life of mine sustaining capital costs estimated at $50 million. At December 31, 2008, with construction of the Dolores Mine complete, $227.7 million has been capitalized to mineral property, plant and equipment related to the construction and commissioning of the Dolores Mine. Of this amount, approximately $8 million is non-cash stock-based compensation expense and currency translation adjustments and $9.7 million is capitalized acquisition cost, which are outside the scope of the initial capital estimate. The remainder of the variance is due to delays and associated costs resulting from previously disclosed engineering and construction issues and the intermittent blockades of the Dolores Mine during the second and third quarters of 2008. Pre-commercial production mining and processing expenses, net of associated revenue from gold and silver sales, will continue to be capitalized until commercial production is achieved, which is expected to occur during the second quarter of 2009.

Total average cash costs per ounce of gold and ounce of gold-equivalent silver, based on a ratio of silver to gold of 52:1, are estimated in the updated economics at $297 for the life of the mine. The updated economics indicate a pre-tax undiscounted net present value of $831 million and a pre-tax internal rate of return of 26% using $675 per ounce as the price of gold and $13.00 per ounce as the price of silver.

Dolores Reserves and Resources

An updated resource estimation model (“updated resource”), incorporating all drill results through December 2006, was reviewed and audited during the second quarter of 2007 by the independent engineering firm of Chlumsky, Armbrust and Meyer (“CAM”) of Denver, Colorado. A NI 43-101-compliant technical report in support of this updated resource audit was filed on July 27, 2007 and is available for viewing on SEDAR. The measured and indicated resource, using a 0.4 grams per tonne gold equivalent cutoff, represents an increase of 23.1% in contained gold and 21.3% in contained silver when compared to the previously audited resources.

MINEFINDERS CORPORATION LTD.	3

Management’s Discussion & Analysis

The updated in-pit reserve estimation reported by the Company on February 14, 2008 and audited by Gustavson is referred to under “Mine Economics”.  This estimation is the first independently prepared and audited estimation of reserves at Dolores since the KCA report.

When adjusted for stockpiled material, the open-pit reserve base at the Dolores Mine has increased to 2.44 million ounces of gold and 126.64 million ounces of silver, or 4.55 million gold equivalent ounces. This is an increase of 24.8% in contained gold reserves and an increase of 22.1% in contained silver reserves from the KCA report.

The Company is planning a preliminary assessment to determine the economic benefit of a mill to treat high-grade ore in the open pit, to process additional underground ore and to increase production capacity. The current open-pit mine plan and updated Dolores Mine economics do not take into account significant high-grade gold mineralization that occur below and up to one kilometre peripheral to the open pit or the potential increased gold and silver production that would result from processing high-grade open pit ore through a mill. Previous metallurgical studies have shown recoveries for gold of 90-95% and silver of 85-90% through conventional milling, flotation and leaching. According to studies, heap-leach recoveries are 72.25% for gold and 50.8% for silver and, consequently, the higher recoveries from high-grade ore processed through a mill could have a positive impact on the long-term Dolores economics.

Proven and Probable Reserves

The independently prepared reserves, as reported by the Company on February 14, 2008, are contained in 99.3 million tonnes of proven and probable ore having an average grade of 0.77 grams per tonne (“gpt”) gold and 39.67 gpt silver and using economic gold equivalent cut-off grades ranging from 0.26 gpt to 0.37 gpt for the various ore types.

NI 43-101 technical report dated March 25, 2008 is available on SEDAR

Reserves(1)(2)	Tonnes	Gold (gpt)	Gold (Oz)	Silver (gpt)	Silver (Oz)	AuEq (gpt)(3)	AuEq (Oz)(3)
Proven	56,629,000	0.80	1,453,946	40.32	73,415,147	1.47	2,677,532
Probable	42,675,000	0.72	989,713	38.80	53,229,746	1.37	1,876,875
Proven & Probable	99,305,000	0.77	2,443,659	39.67	126,644,893	1.43	4,554,407

(1)

Proven and probable reserves have been estimated as of December 31, 2007 in accordance with definitions adopted by the Canadian Institute of Mining, Metallurgy and Petroleum on November 14, 2004.  Gustavson has prepared and audited these estimates. William J. Crowl of Gustavson is the “Qualified Person” as defined in NI 43-101 for this mineral reserve statement. Some numbers may not sum due to rounding.

(2)

Using $600 per ounce gold; $10.00 per ounce silver.

(3)

Gold equivalent ounces (“AuEq”) are based on a 60:1 silver to gold ratio, without regard to metallurgical recoveries.

Measured and Indicated Resources and Inferred Resources

NI 43-101 technical report dated July 26, 2007 is available on SEDAR

Resources (4)(5)	Tonnes	Gold (gpt)	Gold (Oz)	Silver (gpt)	Silver (Oz)	AuEq (gpt) (6)	AuEq (6) (Oz)
Measured	54,092,000	0.980	1,705,000	46.5	80,788,000	1.754	3,051,000
Indicated	52,200,000	0.853	1,432,000	40.5	67,954,000	1.528	2,565,000
Measured + indicated	106,292,000	0.918	3,137,000	43.5	148,743,000	1.643	5,616,000
Inferred	30,350,000	0.677	661,000	28.2	27,517,000	1.147	1,120,000

(4)

Estimates of measured and indicated resources and inferred resources were prepared by employees of the Company under the supervision of Mark H. Bailey, P. Geol., President and Chief Executive Officer, and audited by CAM. Some numbers may not sum due to rounding.

MINEFINDERS CORPORATION LTD.	4

Management’s Discussion & Analysis

(5)

0.4 gpt AuEq cutoff; cutoff based on gpt AuEq at 75:1 silver to gold ratio, having regard to metallurgical recoveries.

(6)

Based on a 60:1 silver to gold ratio, without regard to metallurgical recoveries.

Gold and Silver Prices

Despite recent volatility, the Company believes that gold and silver prices will continue to benefit from the weakening of the United States dollar against other major currencies, a reduction in hedging of future production by major producers, and an increase in physical demand. It is not possible to accurately forecast the trends of gold and silver prices and their impact on future results from operations; nor is the Company able to forecast the precise timing for the commencement of commercial production of the Dolores Mine.

Gold and silver prices below are published by the London Bullion Market Association:

		Dec 31, 2007	Mar 31, 2008	Jun 30, 2008	Sept 30, 2008
Dec 31, 2008

Gold	End of period	833.75	933.50	930.25	884.50
869.75

	Quarter high	841.10	1,011.25	946.00	986.00
903.50

	Quarter low	725.50	846.75	853.00	740.75
712.50

	Average	788.02	924.83	896.29	871.60
794.52

Silver	End of period	14.76	17.99	17.65	12.96
10.79

	Quarter high	15.82	20.92	18.56	19.30
12.28

	Quarter low	13.21	14.93	16.19	10.66
8.88

	Average	14.22	17.59	17.18	15.09
10.20

Exploration and Development Properties

Exploration in 2008 was focused on core drilling at the Company’s Planchas de Plata and Real Viejo properties. Drilling at Real Viejo continued to investigate large-scale stockworks and geological targets down-dip of near surface ore-grade silver-lead-zinc resources previously identified by the Company. Similarly, drilling at Planchas de Plata continued to focus on investigating the silver mineralized system that extends to the southeast over a strike length of 10 kilometres from the previously explored high-grade silver resource drilled at surface.  Exploration drilling during the fourth quarter of 2008 totalled 1,286 meters of core drilling completed at Planchas de Plata. No additional drilling was completed during the quarter.

Additionally, the Company continued to acquire surface and mineral rights within four project/target areas of the Sierra Madre province of northern Mexico in conjunction with continued reconnaissance evaluation, and detailed sampling and mapping.  Over 120,000 hectares of mineral rights within Mexico are currently controlled by the Company. The Company has also reviewed other advanced opportunities throughout Mexico, and is negotiating the acquisition of interests in these properties.

Management and capital resources were primarily directed toward final development and production efforts at the Dolores Mine during the fourth quarter of 2008. The Company also continued to assess the viability and projected returns from construction of a mining operation at the Company’s 100% owned La Bolsa Project. Incorporation of drill data from the early 2008 drill program completed at La Bolsa yielded sufficient data for a revised in-house resource estimate for the property. Metallurgical column testing that commenced in mid-2008 will be completed and reported on in 2009.  Flora and fauna surveys to be used in any formal environmental assessment approval process were also initiated during the fourth quarter of 2008. The Company will continue with preliminary assessment and scoping analyses to determine the overall viability of this project.

MINEFINDERS CORPORATION LTD.	5

Management’s Discussion & Analysis

Accounting Principles

The Financial Statements have been prepared in accordance with Canadian Generally Accepted Accounting Principles (“Canadian GAAP”), which differ in certain material respects from accounting principles generally accepted in the United States (“US GAAP”) (see Note 13 to the Financial Statements).

Effective January 1, 2008, the Company adopted guidelines set out in CICA Handbook sections 1506 “Accounting Changes”, 1535 “Capital Disclosures”, 3031 “Inventories”, 3862 “Financial Instruments – Disclosures” and 3863 “Financial Instruments – Presentation”.  Details of the adoption of these guidelines are discussed below and in Note 2 to the Financial Statements.

The policies and estimates are considered appropriate in the circumstances, but are subject to judgments and uncertainties inherent in the financial reporting process.

Selected Financial Information

The following information is derived from the December 31, 2008, 2007 and 2006 financial statements:

	2008	2007	2006
	thousands of US dollars except per share amount
Interest income	763	3,240	2,167
Net loss	(29,120)	(19,204)	(18,192)
Net loss per share, basic and diluted	(0.58)	(0.39)	(0.41)
Total assets	271,822	193,561	200,522
Non-current liabilities	117,277	61,609	58,621
Dividends	-	-	-

The above table reflects interest income derived from the investment of funds received from substantial equity and convertible note issues in 2006 and, to a lesser extent, the equity issue in December of 2008.  The net losses for 2008, 2007, and 2006 include charges of $5.437 million, $7.402 million, and $11.769 million for exploration expenditures and charges of $2.805 million, $4.335 million and $4.407 million for stock based compensation.  In addition, the net losses include $5.399 million, $4.900 million and $0.792 million, respectively, of accretion related to the convertible note discount and $5.209 million, $3.811 million and $0.731 million of interest expense on the convertible notes and revolving credit facility.

The increase in total assets in 2008 as compared to 2007 and 2006 is primarily the result of cash expenditures on construction and commissioning at the Dolores mine, which are capitalized as mineral property, plant and equipment.

The increase in non-current liabilities is primarily the result of the issue of the revolving credit facility utilized in 2008, the issue of the convertible notes in 2006, and the increasing asset retirement obligation as commissioning of the Dolores Mine advances. Of the $117.277 million in non-current liabilities at December 31, 2008 (2007 - $61.609 million), $65.364 million represents the debt portion of the convertible notes, $50 million relates to the revolving credit facility and $1.913 million is the asset retirement obligation (2007 - $59.965 million for the convertible notes and revolving credit facility and $1.644 million for the asset retirement obligation).

MINEFINDERS CORPORATION LTD.	6

Management’s Discussion & Analysis

The following table presents our unaudited quarterly results of operations in accordance with Canadian GAAP for each of the last eight quarters:

Net loss (000's) for quarters ended	Mar 31, 2007	June 30, 2007	Sept 30, 2007	Dec 31, 2007	Mar 31, 2008	June 30, 2008	Sept 30, 2008	Dec 31, 2008

Loss before the following	2,550	3,455	3,406	5,095	3,728	3,294	3,859	4,339
Stock option compensation	81	-	4,217	37	214	2,591	-	-
Accretion of convertible notes discount	1,166	1,186	1,206	1,342	1,350	1,348	1,359	1,342
Interest on long-term debt	943	953	967	948	972	1,127	1,342	1,768
Interest income	(1,251)	(901)	(646)	(442)	(112)	(487)	(46)	(118)
Foreign exchange (gain) / loss	176	(4,244)	(914)	(126)	(531)	(214)	250	1,745
Net loss	3,665	449	8,236	6,854	5,621	7,659	6,764	9,076
Loss per share – basic and diluted	0.07	0.01	0.17	0.14	0.11	0.15	0.14	0.18

Variances in net income and loss by quarter reflect overall corporate activity and factors which do not recur each quarter, such as charges for stock-based compensation when options are granted and interest income on fluctuating cash balances.  Those items and the accretion of the convertible notes discount, the interest on the associated long-term debt and the effect of exchange rates, have been identified in the table above to show their impact on each quarter.  As the Company has not yet engaged in commercial operations, variances in its quarterly income and losses are not affected by sales or production-related factors.

Operating Activities

The Company recorded a net loss in 2008 of $29.120 million ($0.58 per share), compared with a net loss of $19.204 million ($0.39 per share) in 2007 and $18.192 million ($0.41 per share) in 2006.

Office and administration expenses increased to $8.661 million in 2008 from $5.698 million in 2007 and $2.820 million in 2006.  This increase is primarily due to the continued expansion of the corporate and Mexican offices during 2008 as the Company transitions to commercial production at the Dolores Mine. The increase in employees and activity in Mexico resulted in increased payroll, travel, legal and general and administrative costs. In addition, the Company incurred higher accounting, legal and auditing expenses in complying with expanded regulatory requirements resulting from financing activities during 2008.

The Company recognized $3.734 million of stock based compensation expense in 2008 (2007 - $5.840 million, 2006 - $5.003 million) of which $2.048 million was charged to administration expense (2007 - $3.478 million, 2006 - $3.404 million), $0.757 million was charged to exploration expense (2007 - $0.857 million, 2006 - $1.003 million) and $0.929 million was capitalized as mineral property, plant and equipment (2007 - $1.505 million, 2006 - $0.596 million).

MINEFINDERS CORPORATION LTD.	7

Management’s Discussion & Analysis

Exploration expense decreased to $5.437 million in 2008 from $7.402 million in 2007 and $11.769 million in 2006. Exploration expense in 2008 included $1.089 million incurred at the Dolores property (2007 - $3.806 million, 2006 - $9.271 million) and $4.348 million incurred primarily at Planchas de Plata, Real Viejo and La Bolsa in Northern Sonora (2007 - $3.596 million, 2006 - $3.065 million). The declining exploration expenditures at the Dolores property during 2008, 2007 and 2006 is a result of the change in focus to construction of the Dolores Mine during 2006 and 2007 and transition to commissioning and production at Dolores in 2008.

Interest is paid on the 4.5% convertible notes issued in October of 2006 and the balance outstanding on the $60 million revolving credit facility with Scotia Capital. The Company incurred $5.209 million of interest expense on the convertible notes and revolving credit facility in 2008. Interest expense of $3.811 million in 2007 and $0.731 million in 2006 was incurred on the convertible notes as no amounts had been drawn on the revolving credit facility prior to 2008. The Company also incurred $5.399 million of convertible note discount expense in 2008 compared with $4.900 million in 2007 and $0.792 million in 2006.

Financing fees of $0.706 million were incurred in 2008 as compared to $0.745 million in 2007 and $0.939 million in 2006. Financing fees in 2008 relate to the increase in the revolving line of credit with Scotia Capital from $50 million to $60 million, the filing of a universal base shelf prospectus and the issue of common shares. Financing fees in 2007 relate to the arrangement of a $50 million revolving credit facility. Financing fees in 2006 relate to the issue of common shares and convertible notes.

The Company recorded a foreign exchange loss of $1.250 million in 2008 compared with a foreign exchange gain of $5.108 million in 2007 and a foreign exchange gain of $1.120 million in 2006. The foreign exchange loss in 2008 resulted from the decreasing value of the Canadian dollars held by the Company against the US dollar at the end of 2008, as well as a decrease of the Mexican peso against the US dollar at the end of 2008.

Interest income in 2008 was $0.763 million as compared to $3.240 million in 2007 and $2.167 in 2006.  Interest income in 2008 decreased due to the lower average cash balance as compared to 2007 and 2006. The higher cash balance in 2007 and 2006 was due to the net proceeds of $78.705 million from shares issued in April 2006 and $81.691 million from the convertible notes issued in October 2006 on hand during those years with the balance decreasing through 2008 due to cash expenditures on the construction and commissioning of the Dolores Mine from 2006 through 2008.

Capital Resources and Liquidity

Working Capital and Cash Flow

At December 31, 2008, the Company had $26.018 million in cash and cash equivalents (December 31, 2007 - $20.935 million) and net working capital of $24.831 million (December 31, 2007 - $28.848 million).

In the fourth quarter of 2007, the Company signed an agreement for a $50 million revolving three year term credit facility with Scotia Capital, a subsidiary of the Bank of Nova Scotia (“BNS”).  The facility is available for drawdown in US or Canadian dollars with repayment at any time at a bank base rate or a LIBOR-based rate (plus 25 to 200 basis points depending on type of loan and financial and operating measures), payable according to the quoted rate term. The facility is secured by a pledge of the Company’s shares in its US and Mexican subsidiaries and by physical assets at the Dolores Mine. In the fourth quarter of 2008, the Company signed an amendment to the credit agreement with BNS for an additional $10 million revolving credit facility.  The additional facility has a one year term and is available for drawdown in US or Canadian dollars with repayment at any time at a bank base rate or a LIBOR-based rate (plus 250 to 350 basis points depending on type of loan and financial and operating measures), payable according to the quoted rate term. As at December 31, 2008, $60 million was outstanding on the credit facility and as at March 10, 2009, $58 million was outstanding.

MINEFINDERS CORPORATION LTD.	8

Management’s Discussion & Analysis

On December 11, 2008, the Company completed a bought deal equity financing in which a syndicate of underwriters purchased 9,200,000 units from the Company for sale to the public at a price of CDN$4.35 per unit for net proceeds to the Company of $32.124 million. Each unit consisted of one common share of the Company and one-half of one common share purchase warrant. Each whole warrant entitles the holder to purchase one common share of the Company, at a price of CDN$5.00 per common share, on or before December 31, 2011.

The principal sources of funds in 2008 were $60 million drawn on the credit facility, $31.124 million in net proceeds from the issue of common shares, and $3.242 million from the exercise of stock options, while in 2007 the principal sources of funds were $6.782 million from the exercise of stock options and $3.240 million in interest income, and in 2006 the principal sources of funds were $79.865 million from the issue of common shares and $81.691 million from the proceeds of the convertible notes.  The effect of foreign currency exchange rates on cash and cash equivalents in 2008 is a loss of $0.943 million (2007 – gain of $5.607 million, 2006 – loss of $4.337 million).

After eliminating items such as amortization and convertible notes discount expense and taking into account the effect of the foreign exchange loss and the net changes in non-cash working capital, the cash used by operating activities was $24.112 million in 2008. Including capital expenditures of $63.248 million for the year and cash provided by financing activities of $93.386 million, there was a net increase in the Company’s cash balances of $5.083 million during the year after taking into account foreign exchange fluctuations.

Of the $4.266 million in receivables at December 31, 2008, $3.864 million is value added tax (“VAT”) paid in Mexico on goods and services for the construction of the Dolores Mine. The VAT receivable is refundable from the Mexican tax authorities and all outstanding amounts are considered recoverable by the Company. Subsequent to December 31, 2008, VAT of $3.230 million was received by the Company.

The Company currently meets its cash requirements from working capital and funds available through its revolving credit facilities and believes it has sufficient liquidity to attain commercial production and positive operating cash flows at the Dolores Mine. However, management acknowledges the recent volatility in gold and silver prices and the unprecedented disruptions in the current credit and financial markets. The most significant effect of this environment for the Company is the uncertainty of obtaining debt or equity financing on reasonable terms or at all.  The poor conditions in the US housing market and credit quality of mortgage backed securities have continued and worsened, causing a loss of confidence in the broader US and global credit and financial markets and resulting in the collapse of, and governmental intervention in, major banks, financial institutions and insurers. This has created a climate of greater volatility, less liquidity, widening of credit spreads, a lack of price transparency, increased credit losses and tighter credit conditions. These disruptions could, among other things, make it more difficult for the Company to obtain, or increase the cost of obtaining, capital and financing for operations should it be considered necessary.

MINEFINDERS CORPORATION LTD.	9

Management’s Discussion & Analysis

While the Company has been successful in raising funds in the past, and as recently as December 2008, there is no assurance that it will be able to do so in the future. Using debt or equity financings to raise funds necessary to meet future capital requirement could become more difficult or impossible in these current market conditions. In light of this increased uncertainty, management is reviewing planned capital and exploration expenditures, expected operating cash flows and debt repayment schedules to preserve cash resources where possible.

Capital Expenditures

During 2008, the Company spent $63.248 million (2007 - $90.247 million) on mineral property, plant and equipment, primarily in the construction and commissioning of the Dolores Mine and in pre-commercial production operating expenditures. The decrease is due to the wind-down and completion of construction activities at the Dolores Mine during 2008 and the continuing transition to commercial operations.

Estimated capital expenditures for 2009 total $10.800 million dollars and consist primarily of planned leach pad expansion and dam construction at the Dolores Mine. The Company plans to fund these expenditures with funds in place and available through traditional revolving credit facilities and operating cash flow from the Dolores Mine, on commencement of commercial production.

Contractual Obligations and Commitments

A summary of the Company’s contractual obligations and commitments, net of deposits and prepayments, as at December 31, 2008 is as follows:

	Payments Due by Period (000's)
Contractual Obligations ($)	Total	Less Than One Year	1-3 Years	4-5 Years	After 5 Years
Dolores project and property payments (1)	1,165	1,165	-	-	-
Long-term debt obligations (2)	98,388	3,826	94,562	-	-
Bank debt (3)	60,000	10,000	50,000	-	-
Capital lease obligations	-	-	-	-	-
Operating leases (4)	95	95	-	-	-
Other long-term liabilities reflected on the Company's balance sheet under Canadian GAAP (5)	5,570	-	-	-	5,570
Total	165,218	15,086	144,562	-	5,570

(1)

Amounts committed for equipment and development at the Dolores project.

(2)

In October 2006, the Company issued $85 million in convertible notes due in December, 2011, unless converted into common shares of the Company at the option of the holder, with an annual interest rate of 4.5% payable in arrears semi-annually.

(3)

Revolving  term credit facility.  Does not include payments of interest.

(4)

Includes existing leases without extensions.

(5)

Estimated asset retirement obligations, presented on a non-discounted cash flow basis.

In addition to the above, production from the Dolores Mine is subject to royalties consisting of net smelter payments of 3.25% on gold and 2% on silver.

Share Capital Transactions

MINEFINDERS CORPORATION LTD.	10

Management’s Discussion & Analysis

In December, 2008, pursuant to an equity financing, the Company issued 9,200,000 common shares and 4,600,000 common share purchase warrants for net proceeds of $31.124 million.

During 2008, 269,432 shares of the Company were issued on the exercise of stock options (2007 – 1,485,235).   A final payment of 30,000 shares related to the acquisition of the Dolores property was also made in June, 2008.

Financial and Other Instruments

Effective January 1, 2007, the Company changed its functional currency from the Canadian dollar to the US dollar. The Company’s financial assets and liabilities consist of cash and cash equivalents, receivables and accounts payable and accrued liabilities, convertible notes and the balance outstanding on the credit facility.

The Company is exposed in varying degrees to a variety of financial instrument related risks, including credit risk, liquidity risk, and market risk.  Credit risk exposure is limited through maintaining cash and cash equivalents with high-credit quality financial institutions and instruments.  To monitor liquidity risk, the Company ensures that there is sufficient capital in order to meet short term business requirements, after taking into account the Company’s holdings of cash and cash equivalents and available cash under the credit facility.  Market risks include foreign currency risk, interest rate risk, and commodity price risk.

The Company manages its foreign currency risk by adjusting balances in currencies other than the US dollar from time to time.  The Company has certain commitments to acquire assets at prices denominated in foreign currencies and it incurs certain costs denominated in foreign currencies. The Company may acquire foreign currencies, directly or through derivative positions, to fix such costs in US funds, if it believes it is prudent to do so.  At December 31, 2008 the Company had $3.287 million in US dollar denominated bank deposits, US$22.310 million in Canadian dollar denominated bank deposits and US$0.421 million in Mexican peso denominated bank deposits. At March 10, 2009 the Company had $6.768 million in US dollar denominated bank deposits, US$7.592 million in Canadian dollar denominated bank deposits and US$0.800 million in Mexican peso denominated bank deposits.

Interest rate risk relates primarily to the floating rate to which the outstanding balance on the credit facility is subject.  The convertible debt is not subject to interest rate risk given its fixed rate of 4.5% per annum.  The Company is subject to commodity price risk given that the prices of gold and silver fluctuate widely and are affected by numerous factors outside the Company’s control.  The value of the mineral properties is directly related to the price of gold and silver.

Outstanding Share Data

As at March 10, 2009 there were:

•

59,009,426 common shares issued and outstanding (December 31, 2008 – 59,006,956);

•

3,938,000 stock options outstanding (December 31, 2008 – 3,958,000) with exercise prices ranging between CDN$5.64 and CDN$12.53 per share, all of which are vested; and

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Management’s Discussion & Analysis

•

4,600,000 share purchase warrants outstanding (December 31, 2008 – 4,600,000) with an exercise price of CDN$5.00 per share, all of which are vested.

In addition, at March 10, 2009 and December 31, 2008, there were convertible notes with a face value of $85 million issued and outstanding, convertible into 7,812,500 common shares at a rate of 91.9118 per $1,000 principal amount of notes, subject to adjustment.

Changes in Accounting Policies

Effective January 1, 2008, the Company adopted the following new CICA guidelines:

•

Revised Section 1506, Accounting Changes, which establishes criteria for changing accounting policies, together with the accounting treatment and disclosure of changes in accounting policies, changes in estimates and correction of errors.

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Section 1535, Capital Disclosures, which requires companies to disclose their objectives, policies and processes for managing capital, quantitative data about what the entity regards as capital, and whether companies have complied with externally imposed capital requirements and, if not in compliance, the consequences of such non-compliance.

•

Section 3031, Inventories, which replaces Section 3030 of the same name.  This standard harmonizes accounting for inventories under Canadian GAAP with International Financial Reporting Standards (“IFRS”).  Under this standard, inventories are measured at the lower of cost and net realizable value.  Similar inventories within a consolidated group are to be measured using the same method, and the reversal of previous write-downs to net realizable value as required when there is a subsequent increase in the value of inventories.

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Section 3862, Financial Instruments – Disclosures, and Section 3863, Financial Instruments – Presentation.  These standards replace CICA 3861, Financial Instruments – Disclosure and Presentation.  These standards increase the disclosures currently required, which will enable users to evaluate the significance of financial instruments for an entity’s financial position and performance, including disclosures about fair value.  In addition, disclosure is required of qualitative and quantitative information about exposure to risks arising from financial instruments, including specified minimum disclosures about credit risk, liquidity risk, and market risk.  The quantitative disclosures must provide information about the extent to which the company is exposed to such risk, based on information provided internally to the entity’s key management personnel.

•

In February 2008, the Canadian Accounting Standards Board confirmed that publicly accountable enterprises will be required to adopt IFRS for fiscal years beginning on or after January 1, 2011, with earlier adoption permitted. Accordingly, the Company will transition from current Canadian GAAP reporting and commence reporting under IFRS no later than in the first quarter of 2011, with restatement of comparative information presented. The conversion to IFRS from Canadian GAAP may materially affect the Company’s reported financial position and results of operations and will affect the Company’s accounting policies, information technology and data systems, internal control over financial reporting, and disclosure controls and procedures. The transition may also impact business activities, such as foreign currency and hedging activities, certain contractual arrangements, debt covenants, capital requirements and compensation arrangements. The Company is currently evaluating the impact of the transition to IFRS on its financial reporting, systems and business activities and ensuring the appropriate personnel resources and training are in place to ensure an efficient transition.

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Management’s Discussion & Analysis

Refer to Note 2 in the Financial Statements for detailed discussion of these changes in accounting policy.

Critical Accounting Estimates

The preparation of financial statements in conformity with Canadian GAAP requires the Company to select from possible alternative accounting principles, and to make estimates and assumptions that determine the reported amounts of assets and liabilities at the balance sheet date, and reported costs and expenditures during the reporting period. Estimates and assumptions may be revised as new information is obtained, and are subject to change. The Company’s accounting policies and estimates used in the preparation of the Financial Statements are considered appropriate in the circumstances, but are subject to judgments and uncertainties inherent in the financial reporting process.

The Company records the cost of crushed ore, ore on leach pads, and material in the process of being converted to a saleable product (gold and silver doré) as work in process inventory and values work in process inventory at the lower of average production cost and net realizable value. These costs are removed from work in process inventory based on the ounces of gold and silver produced. The assumptions used in the valuation of work in process inventory include estimates of gold and silver contained in the crushed ore and ore on the leach pads, assumptions of the amounts of gold and silver that are expected to be recovered from crushed ore and ore on the leach pads, estimates of the amounts of gold and silver in the recovery circuit and assumptions of the gold and silver prices expected to be realized when the gold and silver is recovered. If these estimates or assumptions prove to be inaccurate, the Company might be required to write-down the recorded value of work in process inventory.

Mineral property, plant, and equipment, including property acquisition and mine development costs, are recorded at cost.  Start-up costs, net of incidental revenues, are capitalized as mine development costs until the commencement of commercial production. Commercial production is deemed to have occurred when management determines that the completion of operational commissioning of major mine and plant components is completed, operating results are being achieved consistently for a period of time, and there are indicators that these operating results will continue.

The Company assesses the impairment of long-lived assets, which consist primarily of mineral properties, plant and equipment, whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying value of the assets to future undiscounted cash flows expected to be generated by the asset. If such assets are considered to be impaired, the amount of the impairment is measured as the amount by which the carrying amount of the asset exceeds its fair value.

Asset retirement obligations are recorded when the Company incurs liability for costs associated with the eventual retirement of tangible long-lived assets (for example, reclamation costs). The liability for such costs exists from the time the legal obligation first arises, not when the actual expenditures are made in the future. Such obligations are measured initially at their fair value using discounted present value methodology. The fair value is added to the cost of the related asset and to the Company’s liabilities, and is adjusted in later periods for changes in the amount and timing of the expected cash expenditures. The amount added to the asset is amortized in the same manner as the asset. The liability is increased in each accounting period by the amount of the implied interest inherent in the use of discounted present value methodology, and the increase is charged against earnings.

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Management’s Discussion & Analysis

The Company follows accounting guidelines in determining the value of the debt and equity components of the convertible notes, as disclosed in Note 7 to the Financial Statements. The equity component, representing the fair value of the conversion features, is a calculated amount not based on historical cost, but on subjective assumptions introduced to an option pricing model, in particular: (1) an estimate for the average expected hold period of the convertible notes before exercise; and (2) expected volatility of the Company’s share price in the expected hold period (using historical volatility as a reference). The carrying value of the liability component of the convertible notes is measured as the face value of the notes less the portion relating to the conversion feature. Given that there is no market for the conversion features and they are not transferable, the resulting calculated values of the equity and liability portions are not necessarily the combined value which the holder of the note could receive in an arm’s-length transaction.

The Company follows accounting guidelines in determining the value of stock option compensation, as disclosed in Note 9 and Note 10 to the Financial Statements. This is a calculated amount not based on historical cost, but on subjective assumptions introduced to an option pricing model, in particular: (1) an estimate for the average expected hold period of issued stock options before exercise, expiry or cancellation and (2) expected volatility of the Company’s share price in the expected hold period (using historical volatility as a reference). Given the method for calculating fair value, the fact that there is no market for the options and they are not transferable, the resulting calculated value is speculative and not necessarily the value which the holder of the option could receive in an arm’s-length transaction.

Off-Balance Sheet Arrangements

The Company has no off-balance sheet arrangements except for contractual obligations tabled above.

Related Party Transactions

There were no related party transactions in the year ended December 31, 2008.

Disclosure Controls and Procedures

The Company's management, with the participation of its Chief Executive Officer and Chief Financial Officer, have evaluated the effectiveness of the Company's disclosure controls and procedures. Based upon the results of that evaluation, the Company's Chief Executive Officer and Chief Financial Officer have concluded that, as of the end of the period covered by this report, the Company's disclosure controls and procedures were effective to provide reasonable assurance that the information required to be disclosed by the Company in reports it files is recorded, processed, summarized and reported accurately and on a timely basis.

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Management’s Discussion & Analysis

Changes in Internal Controls Over Financial Reporting

There has been no change in the Company's internal control over financial reporting during the Company's year ended December 31, 2008 that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.

The Company's management, including the Chief Executive Officer and Chief Financial Officer, believe that the Company’s disclosure controls and procedures and internal controls and procedures, are designed to provide reasonable assurance of achieving their objectives and the Company’s Chief Executive Officer and Chief Financial Officer have concluded that the Company’s disclosure controls and procedures and internal controls and procedures are effective at the reasonable assurance level. However, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any system of control also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost effective control system, misstatements due to error or fraud may occur and not be detected.

Forward Looking Statements

Except for historical information contained in this discussion and analysis, disclosure statements contained herein, including information as to the expected timing of the commencement of commercial operations of the Dolores Mine, the Company’s expected expenditures on Dolores, and the expected adequacy of the Company’s current working capital and future funding are forward-looking, as defined under applicable Canadian and United States securities laws. Forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those reflected in the forward-looking statements. Forward looking statements are made based on management’s beliefs, estimates and opinions on the date the statements are made and the Company undertakes no obligation to update forward-looking statements if these beliefs, estimates and opinions or other circumstances should change. Investors are cautioned against attributing undue certainty to forward-looking statements.

Risks and Uncertainties

The Company is a mineral exploration and development company and is exposed to a number of risks and uncertainties associated with the mineral exploration, development and mining business. Some of these risks include changes in the prices of gold and silver; the availability of debt or equity funding; legislative, political or economic developments in Mexico; difficulties in connection with the operation of the Dolores Mine, including protests and blockades of the mine; the availability of, and volatility of costs associated with, mining inputs and labour; the speculative nature of mineral exploration and development, including contests over title to properties; and those other risks that may be discussed elsewhere in this report. The reader should also refer to the discussion of risks contained in the Company’s Annual Information Form which is available on SEDAR at www.sedar.com.

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Management’s Discussion & Analysis

Note to US Investors

While the terms “mineral resource,” “measured mineral resource,” “indicated mineral resource,” and “inferred mineral resource” are recognized and required by Canadian regulations, they are not defined terms under standards in the United States. Therefore, information contained in this report and in the Company’s Annual Information Form concerning descriptions of mineralization and resources under Canadian standards will not be comparable to similar information made public by US companies subject only to the reporting and disclosure requirements of the Securities and Exchange Commission. “Indicated mineral resource” and “inferred mineral resource” have a great amount of uncertainty as to their existence and a great uncertainty as to their economic and legal feasibility. It can not be assumed that all or any part of an “indicated mineral resource” or “inferred mineral resource” will ever be upgraded to a higher category. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.

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